SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 14, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: The Ban on Snus Survives ECJ Challenge

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB
Date: December 14, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

14 December, 2004

The Ban on Snus Survives ECJ Challenge

“Today’s ruling by the European Court of Justice (ECJ) is, of course, a disappointment to us, but it does not come as a surprise”, says Bo Aulin, Senior Vice President and General Counsel of Swedish Match, in a comment to the outcome of the two court cases now determined by the ECJ. “We had turned to the Court to get an objective, unbiased and legally based assessment and ruling, but unfortunately it seems the Court have chosen to deliver a political rather than legal judgment. This does not improve the reputation of the European Union in Sweden”.

“Sweden was the first country to reach WHO’s goal of less than 20 percent cigarette smokers among its population, which would not have happened if the Swedish cigarette smokers would not have had access to snus as an alternative product”, says Bo Aulin. Today, male cigarette smoking is at the level of 16 percent in Sweden, while snus is being used by approximately 20 percent. In the two most northern counties in Sweden a record low 3.4 percent of 24-35 year old men smoke cigarettes, while more than 30 percent consume snus. As a result of this unique tobacco use pattern, Sweden has lower incidents of all tobacco related deceases and could serve as an example to follow by many other countries in their effort to reduce tobacco related harm.

“Snus is clearly a significantly less harmful product than cigarettes and could play an important role in a much more responsible harm reduction strategy than the current cynical Quit or Die approach”, states Bo Aulin. “This is therefore a sad day, not only for Swedish Match, but for all of those true public health representatives who advocate the harm reduction avenue and, even more importantly, the millions of European cigarette smokers who will continue to smoke their cigarettes in the absence of a better and viable alternative”.

“The current situation serves no other interest than that of Big Tobacco (i.e. the cigarette companies)”, says Bo Aulin. “This ban on snus is absurd and must be replaced with a more sensible regulation and, regardless of the judgment by the ECJ today, Swedish Match remains confident that the days are counted for the present unfortunate ban. There is simply no rational reason to deprive cigarette smokers in the entire European Union access to a far less harmful alternative to their cigarettes”.

“The legal route, however, has come to an end. This is now a matter for the political decision makers in the different EU institutions. The Swedish Government have stood by us in our legal challenge. The Government now must continue to take its responsibility in the political process and play an active role to remove the current ban, which is discriminatory to a Swedish manufacturer, but also to Sweden as a member state as well as to a million Swedish consumers”, ends Bo Aulin.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,141MSEK in 140 countries for the twelve month period ending September 30, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73